Alexander M. Donaldson

adonaldson@wyrick.com

March 30, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Suzanne Hayes

Re:	Aytu BioScience, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2016

File No. 000-53121

Dear Ms. Hayes:

We write this letter on behalf of our client Aytu BioScience, Inc. in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s comment letter dated March 28, 2016. For the Staff’s convenience, our response below is numbered to correspond to the numbered comment in the Staff’s letter, which is repeated below in italics.

Proposal No. 3, page 8

1.	We note that your board of directors will be given discretion to set the exchange ratio for your reverse stock split at a point between 1-for-4 shares and 1-for-12 shares. We also note your disclosure on page 10 that you currently have 389 record holders. Please tell us what consideration you gave to the application of Exchange Act Rule 13e-3 and address whether the transaction will result in one of the going-private effects listed in Rule 13e-3(a)(3)(ii). Also revise the proxy statement to disclose whether the transaction will result in fewer than 300 holders of record, which would cause you to be eligible to terminate reporting obligations under Section 12(g) or Section 15(d). Alternatively, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3.

Division of Corporation Finance

March 30, 2016

On page 10, the second paragraph of the preliminary proxy statement filed on March 15 read as follows:

“As of the record date, there were [389] holders of record of our common stock (although there are significantly more beneficial holders). We do not expect the Reverse Stock Split to result in a significant reduction in the number of record holders.”

We had intended the statement that there was no expectation of a significant decrease in the number of stockholders to convey that there also was no expectation of a going private transaction. We have increased the disclosure in this paragraph to specifically state this and to address the Staff’s comment.

On page 10, the second paragraph of the preliminary proxy statement now reads as follows:

“As of the record date, there were [389] holders of record of our common stock (although there are significantly more beneficial holders). Based on our stockholders of record as of April 1, 2016, we do not expect that cashing out fractional stockholders, if any, would reduce the number of our stockholders of record to under 300 holders. In addition, our Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.”

Aytu respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

* * * * *

Division of Corporation Finance

March 30, 2016

On behalf of Aytu, we acknowledge that:

•	Aytu is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Aytu may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc:	Mr. Joshua R. Disbrow

Mr. Gregory A. Gould